SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-1 and Rule 13d-2)

(Amendment No. 2)*

NEWATER TECHNOLOGY, INC.

(Name of Issuer)

Common Share, $0.001 par value

(Title of Class of Securities)

G64335105

(CUSIP Number)

Yuebiao LI

Tigerwind Group Limited

Zhuo ZHANG

Xiangqian SUI

Forwater Holdings Limited

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

1 Ruida Road, Laishan District, Yantai City

Shandong Province 264000

People’s Republic of China

+(86) 13953558666

With a copy to:

James Chang

DLA Piper

20th Floor, South Tower, Beijing Kerry Center

1 Guanghua Road, Chaoyang District

Beijing 100020, People’s Republic of China

+(86) 10 8520 0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Yuebiao Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,900,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,900,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.829% *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Based on 10,809,000 outstanding common shares as of June 8, 2020, as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2020 (the “Form 20-F”).

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Tigerwind Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,900,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING PERSON: 2,900,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.829% **
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Tigerwind Group Limited is wholly owned and controlled by Yuebiao Li.
**	Based on 10,809,000 outstanding common shares as of June 8, 2020, as reported in the Issuer’s Form 20-F.

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Zhuo Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,900,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,900,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.578% *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

**	Based on 10,809,000 outstanding common shares as of June 8, 2020, as reported in the Company’s Form 20-F.

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Xiangqian Sui
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 400,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 400,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.701% *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Based on 10,809,000 outstanding common shares as of June 8, 2020, as reported in the Form 20-F.

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Forwater Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 400,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 400,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.701% **
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Forwater Holdings Limited is wholly owned and controlled by Xiangqian Sui.
**	Based on 10,809,000 outstanding common shares as of June 8, 2020, as reported in the Company’s Form 20-F.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on May 14, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on October 2, 2020 (“Amendment No. 1”, together with the Original Schedule 13D, collectively, the “Statement”) by each of Mr. Yuebiao Li, Tigerwind Group Limited, Zhuo Zhang, Xiangqian Sui, and Forwater Holdings Limited (the “Reporting Persons”) with respect to Newater Technology, Inc. (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 2, the Statement remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Statement.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the LG Termination Agreement (as defined below), the Replacement Limited Guarantee (as defined below), the Amended and Restated Share Subscription Agreements (as defined below), and the Yancoal Subscription Agreement (as defined below) are incorporated by reference in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

On December 2, 2020, the Issuer, Mr. Li and Ms. Zhang executed a Release and Termination of Limited Guarantee Agreement (“LG Termination Agreement”) whereby the Issuer released Mr. Li and Ms. Zhang from their respective obligations under that certain Limited Guarantee dated as of September 29, 2020 by and among the Issuer, Mr. Li and Ms. Zhang (the “Original Limited Guarantee”), in consideration of Yancoal International (Holding) Co. Limited (“Yancoal”) entering the transaction as an equity sponsor and executing a limited guarantee dated December 2, 2020 with Mr. Li and Ms. Zhang (Mr. Li, Ms. Zhang and Yancoal, collectively, the “Replacement Guarantors”) (the “Replacement Limited Guarantee”). As a result of the execution of the LG Termination Agreement, the Original Limited Guarantee was terminated on December 2, 2020.

The terms of the Replacement Limited Guarantee are materially similar to the Original Limited Guarantee, in which each of the Replacement Guarantors undertook to irrevocably and unconditionally guarantee to the Issuer, on a several but not joint basis and subject to each Replacement Guarantor’s Pro Rata Percentage (as defined in the Replacement Limited Guarantee) together with other conditions, Parent’s termination fee and certain payment obligations relating to reimbursements under the Merger Agreement.

On December 2, 2020, Yancoal has entered into a share subscription agreement with Parent (the “Yancoal Subscription Agreement”) pursuant to which Yancoal has committed to subscribe shares of Parent with certain amount of cash, subject to certain customary conditions. Each of Pure Blue Holding Limited and Gooden Sunrise Holding Limited (collectively, the “Initial Subscribers”) has entered into an amended and restated share subscription agreements with Parent dated as of December 2, 2020 (the “Amended and Restated Share Subscription Agreements”), pursuant to which each of the Initial Subscribers has committed to increase the subscription shares in Parent.

Pursuant to the terms and conditions of the Amended and Restated Share Subscription Agreements and the Yancoal Subscription Agreement, (i) Pure Blue Holding Limited will provide cash contributions to Parent in the amount of US$ 1,558,441; (ii) Gooden Sunrise Holding Limited will provide cash contributions to Parent in the amount of US$ 1,160,627, and; (iii) Yancoal will provide cash contributions to Parent in the amount of US$ 17,753,783. The sum of such subscription amounts to be paid by the Initial Subscribers and Yancoal will be used by Parent to fund the merger consideration.

The terms of the Merger Agreement, Rollover Agreement, and Voting Agreement were not amended or restated in any way.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the LG Termination Agreement, the Replacement Limited Guarantee, the Amended and Restated Subscription Agreements, and the Yancoal Subscription Agreement, copies of which are attached hereto as Exhibits 7.01, 7.02, 7.03, 7.04, and 7.05, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Amendment No. 2.  The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4, including, among others, the purchase price and the financing arrangement for the transaction contemplated under the Proposal.  Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Release and Termination of Limited Guarantee Agreement, dated December 2, 2020, by and among Mr. Li, Ms. Zhang, and the Issuer.

Exhibit 7.02	Limited Guarantee, dated December 2, 2020, by and among Mr. Li, Ms. Zhang, Yancoal, and the Issuer.

Exhibit 7.03	Amended and Restated Share Subscription Agreement, dated December 2, 2020, by and between Pure Blue Holding Limited and Parent.

Exhibit 7.04	Amended and Restated Share Subscription Agreement, dated December 2, 2020, by and between Gooden Sunrise Holding Limited and Parent.

Exhibit 7.05	Share Subscription Agreement, dated December 2, 2020, by and between Yancoal and Parent.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2020

Yuebiao Li

By:	/s/ Yuebiao Li
Name:	Yuebiao Li

Tigerwind Group Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Zhuo Zhang

By:	/s/ Zhuo Zhang
Name:	Zhuo Zhang

Xiangqian Sui

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui

Forwater Holdings Limited

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui
Title:	Director